Atrium Therapeutics, Inc.

10578 Science Center Drive, Suite 125

San Diego, California 92121

February 24, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.,

Washington, D.C. 20549

Re:	Atrium Therapeutics, Inc.

Registration Statement on Form 10 (File No. 001-43008)

Ladies and Gentlemen:

Pursuant to Section 12(d) of the Securities Exchange Act of 1934, as amended, and Rule 12d1-2 promulgated thereunder, Atrium Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form 10, Registration Number 001-43008 (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) be accelerated to 12:00 p.m., Eastern Time, on February 26, 2026, or as soon as practicable thereafter.

In connection with this request, the Company hereby acknowledges that:

•

should the Commission or the staff of the Division of Corporation Finance (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to such Registration Statement;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy of the disclosure in the Registration Statement; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tamar Donikyan of Kirkland & Ellis LLP via telephone at (212) 909-3421, or via e-mail at (tamar.donikyan@kirkland.com) with any questions and please notify her when this request for acceleration has been granted.

Sincerely,

/s/ Kathleen Gallagher
Name: Kathleen Gallagher
Title: Chief Executive Officer

cc:	Daniel Crawford, Securities and Exchange Commission
Jason Drory, Securities and Exchange Commission
Eric Atallah, Securities and Exchange Commission
Daniel Gordon, Securities and Exchange Commission
Jennifer Lee, Esq., Kirkland & Ellis LLP
Tamar Donikyan, Esq., Kirkland & Ellis LLP